UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PATRIOT TRANSPORTATION HOLDING, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
70338W105
(CUSIP Number)

Matt McNulty
Chief Financial Officer and Chief Operating Officer
200 W Forsyth Street
7th Floor
Jacksonville, FL 32202
(904) 858-9163
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Thompson S. Baker II
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 114,588(1)
	8.	Shared Voting Power 243,315(1)
	9.	Sole Dispositive Power 114,588 (1)
	10.	Shared Dispositive Power 243,315(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 357,903(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14.	Type of Reporting Person (see Instructions) IN
(1) As of November 1, 2023.

EXPLANATORY NOTE

This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2023 (as amended to date, the “Schedule 13D”), which relates to the common stock, par value $0.10 per share (the “Common Stock”) of Patriot Transportation Holding, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined have the same meaning assigned to such terms in the Schedule 13D. This Amendment No. 4 amends items 3, 4, 5, 6 and 7 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 1, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Blue Horizon Partners, Inc., an Oklahoma corporation (“Parent”), and Blue Horizon Partners Merger Sub, Inc. (“Merger Sub”). The Merger Agreement provides for, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, the merger of Merger Sub with and into the Company with the Company being the surviving corporation as an indirect, wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger:

•
Each share of Common Stock that is issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled pursuant to Section 2.1(b) of the Merger Agreement, will be converted into the right to receive $16.26 in cash, without interest (the “Merger Consideration”), subject to any applicable withholding taxes;

•
Each outstanding and unexercised option to purchase shares of Common Stock (whether vested or unvested and whether exercisable or unexercisable) (a “Company stock option”) will become fully vested and be cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, of an amount equal to the product of (i) the total number of shares of Common Stock underlying each such Company stock option and (ii) the excess of the Merger Consideration over the exercise price per share of each such Company stock option; and

•
Each outstanding stock appreciation right (whether vested or unvested) (a “SAR”), will become fully vested and be cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, of an amount equal to the product of (i) the total number of shares of Common Stock underlying each such SAR and (ii) the excess, if any, of (x) the Merger Consideration over (y) the per-share SAR Price (as defined in the Merger Agreement).

In addition, in connection with the execution of the Merger Agreement, certain of the Company’s shareholders who collectively beneficially own approximately 26.6% of the voting power of the Company, including, among others, Mr. Thompson S. Baker II (the “Supporting Shareholders”), and the members of the Board who are not Supporting Shareholders (the “Proxy Holders”), have entered into an Irrevocable Proxy and Agreement (the “Support Agreement”), pursuant to which, among other things, the Supporting Shareholders have granted an irrevocable proxy in favor of the Proxy Holders (acting as a majority) to vote the shares of Company common stock owned by the Supporting Shareholders: (i) in favor of (a) the adoption of the Merger Agreement and the approval of the Merger, (b) the approval of any advisory proposal with respect to “golden parachute compensation,” (c) the approval of any proposal to adjourn or postpone any Company shareholder meeting to a later date if the Company proposes or requests such postponement or adjournment, and (d) the approval of any other proposal to be voted upon or consented to by the Company shareholders at any Company shareholder meeting or other meeting of shareholders in respect of any proposed action by written consent, the approval of which is necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement, but only to the extent that such shares are entitled to be voted on or consent to such proposal, and (ii) against (a) any proposal, action, or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company contained in the Merger Agreement or that would reasonably be expected to result in any condition set forth in the Merger Agreement or that would reasonably be expected to result in any condition set forth in the Merger Agreement not being satisfied or not being fulfilled prior to the Termination Date (as defined below), (b) any proposal to amend the articles of incorporation or bylaws of the Company, (c) any Acquisition Proposal, (d) any reorganization, dissolution, liquidation winding up or similar extraordinary transaction involving the Company (except as contemplated by the Merger Agreement) and (e) any other proposal, action or agreement that would reasonably be expected to prevent or materially impede or materially delay the approval of the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

Under the Support Agreement, the Company has agreed to ensure that the Proxy Holders vote or consent in respect of all of the shares subject to the Support Agreement pursuant to the terms of the Support Agreement at the Company Meeting (as defined in the Merger Agreement) and at every other meeting of Company shareholders, including any postponement, recess or adjournment thereof. The Support Agreement may be amended, and the terms and conditions of the Support Agreement may be waived, only with written consent of Parent.

The Support Agreement terminates upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time.

The foregoing descriptions of the Merger Agreement and the Support Agreement are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Support Agreement, and are incorporated herein by reference to Exhibit 2.1 and Exhibit 10.1 to our Current Report of Form 8-K filed on November 1, 2023.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock beneficially owned or controlled by the Reporting Person are held for investment purposes.

The information set forth in Item 3 above is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) are amended and restated in their entireties as follows:

(a) As of November 1, 2023, the Reporting Person is the beneficial owner of 357,903 shares of Common Stock, which constitutes 9.9% of the issued and outstanding Common Stock of the Issuer. The Reporting Person’s beneficial ownership includes: (i) 79,297 shares held by the Thompson S. Baker II Revocable Living Trust, of which the Reporting Person is the sole trustee and sole beneficiary; (ii) 35,291 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Thompson S. Baker II, of which the Reporting Person is the sole trustee and beneficiary; (iii) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Ann Baker Boney, of which the Reporting Person and Ann Baker Boney are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (iv) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Sarah Baker Lee, of which the Reporting Person and Sarah Baker Lee are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (v) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Margaret Baker Wetherbee, of which the Reporting Person and Margaret Baker Wetherbee are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (vi) 733 shares held by the Reporting Person’s wife’s living trust, as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein; (vii) 2,199 shares held in trusts for the benefit of the Reporting Person’s children, of which the Reporting Person and his wife are co-trustees and as to which and as to which the Reporting Person disclaims beneficial ownership; (viii) 41,651 shares held by the estate of Edward L. Baker, of which the Reporting Person and John D. Baker II are co-executors and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (ix) 92,865 stock options that are exercisable within sixty days of November 1, 2023.

(b) As of November 1, 2023, the Reporting Person has sole voting and dispositive power with respect to the 79,297 shares held by the Thompson S. Baker II Revocable Living Trust and the 35,291 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Thompson S. Baker II.

As of November 1, 2023, the Reporting Person has shared voting and dispositive power with respect to the (i) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Ann Baker Boney, which voting and dispositive power is shared with Ann Baker Boney; (ii) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Sarah Baker Lee, which voting and dispositive power is shared with Sarah Baker Lee; (iii) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Margaret Baker Wetherbee, which voting and dispositive power is shared with Margaret Baker Wetherbee; (iv) the 2,199 shares held in trusts for the benefit of his children, which voting and dispositive power is shared with the Reporting Person’s wife, and (v) 41,651 shares held by the estate of Edward L. Baker, which voting and dispositive power is shared with John D. Baker II.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 3 above is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A
Exhibit A Agreement and Plan of Merger, dated as of November 1, 2023, by and among the Company, Parent, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 1, 2023).

Exhibit B
Exhibit B Irrevocable Proxy and Support Agreement, dated as of November 1, 2023, by and among the Company, certain members of the Board, and certain shareholders ofthe Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 1, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2023
/s/ Thompson S. Baker II
THOMPSON S. BAKER II